Exhibit 99.1

FF301 Page 1 of 8 v 1.0.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 January 2023 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Zhihu Inc. Date Submitted: 06 February 2023 I. Movements in Authorised / Registered Share Capital 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 1) Yes Stock code 02390 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 1,550,000,000 USD 0.000125 USD 193,750 Increase / decrease (-) 0 USD Balance at close of the month 1,550,000,000 USD 0.000125 USD 193,750 2. Type of shares WVR ordinary shares Class of shares Class B Listed on SEHK (Note 1) No Stock code 02390 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 50,000,000 USD 0.000125 USD 6,250 Increase / decrease (-) 0 USD Balance at close of the month 50,000,000 USD 0.000125 USD 6,250 Total authorised/registered share capital at the end of the month: USD 200,000

FF301 Page 2 of 8 v 1.0.1 II. Movements in Issued Shares 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 1) Yes Stock code 02390 Description Balance at close of preceding month 302,261,622 Increase / decrease (-) -1,505,920 Balance at close of the month 300,755,702 2. Type of shares WVR ordinary shares Class of shares Class B Listed on SEHK (Note 1) No Stock code 02390 Description Balance at close of preceding month 18,940,652 Increase / decrease (-) -94,366 Balance at close of the month 18,846,286 Remarks: Opening and closing balances of Class A ordinary shares shown above are of the Class A ordinary shares issued as fully paid or credited to be fully paid. Opening and closing balances of Class A ordinary shares that are issued and outstanding (i.e. exclusive of the Class A ordinary shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans ("Bulk Issuance Shares")) are 297,419,878 and 296,246,155 respectively.

FF301 Page 3 of 8 v 1.0.1 III. Details of Movements in Issued Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Type of shares issuable WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02390 Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month No. of new shares of issuer issued during the month pursuant thereto (A) No. of new shares of issuer which may be issued pursuant thereto as at close of the month The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month 1). 2012 Plan (Share incentive plan adopted in June 2012 as amended from time to time) 4,416,451 Cancelled -1,254 Others -27,188 4,388,009 4,388,009 0 General Meeting approval date (if applicable) 2). 2022 Plan (Share incentive plan adopted on March 30, 2022 as amended from time to time) 0 0 0 13,042,731 General Meeting approval date (if applicable) Total A (WVR ordinary shares Class A): Total funds raised during the month from exercise of options: USD 0 Remarks: 1) Others: -27,188 refers to 27,188 options being exercised. The exercise of 27,188 options was settled using the Bulk Issuance Shares. (B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

FF301 Page 4 of 8 v 1.0.1 (C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable (D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) 1. Type of shares issuable WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02390 Description General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (D) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). 2012 Plan - Restricted Shares (Share incentive plan adopted in June 2012 as amended from time to time) 0 1,908,401 2). 2022 Plan - Restricted Share Unit (Share incentive plan adopted on March 30, 2022 as amended from time to time) 0 10,652,456 Total D (WVR ordinary shares Class A): 0 Remarks: As of 31 January 2023, (i) 1,908,401 shares of the issuer may be issued pursuant to the restricted shares granted under 2012 Plan; and (ii) 10,652,456 shares of the issuer may be issued pursuant to the restricted share unit granted under 2022 Plan. 3,594,494 restricted share units under 2022 Plan were granted during the month. 75,246 restricted shares granted under 2012 Plan and 207,925 restricted share units granted under 2022 Plan were vested during the month. 77,425 restricted shares granted under 2012 Plan and 32,300 restricted share units granted under 2022 Plan were cancelled during the month. (E). Other Movements in Issued Share 1. Type of shares issuable (Note 5 and 6) WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1, 5 and 6) Yes Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6) 02390 Type of Issue At price (if applicable) Currency Amount Issue and allotment date (Note 5 and 6) General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (E) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). Repurchase of shares 20 January 2023 10 June 2022 -1,600,286 2). Other (Please specify) Conversion of Class B ordinary shares to Class A ordinary shares 20 January 2023 94,366

FF301 Page 5 of 8 v 1.0.1 2. Type of shares issuable (Note 5 and 6) WVR ordinary shares Class of shares Class B Shares issuable to be listed on SEHK (Note 1, 5 and 6) No Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6) Type of Issue At price (if applicable) Currency Amount Issue and allotment date (Note 5 and 6) General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (E) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). Other (Please specify) Conversion of Class B ordinary shares to Class A ordinary shares 20 January 2023 -94,366 Total E (WVR ordinary shares Class A): -1,505,920 Total E (WVR ordinary shares Class B): -94,366 Remarks: Class A: 1) 1,600,286 Class A ordinary shares (previously repurchased on market on 5,6,7,10,11,13,14,18,21,24,27,28 and 31 October 2022 and 1,2,3,4,8,9,10,17 and 18 November 2022 and 23 December 2022) were cancelled on 20 January 2023 in HK. Class A: 2) & Class B: 1) Subsequent to the cancellation of the repurchased of 1,600,286 Class A ordinary shares on 20 January 2023, 94,366 Class B ordinary shares were converted to Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules. Total increase / decrease (-) in WVR ordinary shares Class A during the month (i.e. Total of A to E) -1,505,920 Total increase / decrease (-) in WVR ordinary shares Class B during the month (i.e. Total of A to E) -94,366

FF301 Page 6 of 8 v 1.0.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 7 of 8 v 1.0.1 V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Lau Yee Wa Title: Company Secretary (Director, Secretary or other Duly Authorised Officer) Notes 1. SEHK refers to Stock Exchange of Hong Kong. 2. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301 Page 8 of 8 v 1.0.1 3. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 4. If there is insufficient space, please submit additional document. 5. In the context of repurchase of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and ． “type of shares issuable” should be construed as “type of shares repurchased”; and ． “issue and allotment date” should be construed as “cancellation date” 6. In the context of redemption of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and ． “type of shares issuable” should be construed as “type of shares redeemed”; and ． “issue and allotment date” should be construed as “redemption date”